SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS FOURTH QUARTER AND FULL YEAR 2003 RESULTS

São Paulo, March 3, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fifth largest brewer and Brazil's leading beverage company, today announced its results for the fourth quarter (4Q03) and full year 2003 (FY03). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev's Brazilian operations are comprised of the Brazilian beer segment, the Brazilian soft drinks and non-alcoholic non-carbonated (Nanc) segment and the other products segment. AmBev's consolidated operations are comprised of AmBev's Brazilian operations and its international operations, which include AmBev's 48.99% average economic stake in Quinsa in the quarter and other international operations (Venezuela, Guatemala, Peru and Ecuador). Comparisons, unless otherwise stated, refer to the fourth quarter and full year 2002 (FY02).

OPERATING AND FINANCIAL HIGHLIGHTS

  Total Brazilian beer volumes sold through our proprietary distribution network reached 38.1% in the quarter; Direct distribution for Brazilian operations accounted for 41.9% of total volumes sold.
  On the soft drink and Nanc segment, our “right fews” strategy continuous to bear strong results; EBITDA margin for this segment reached 25.4% in the quarter.
  As anticipated in the last two conference calls, our cash COGS per hectoliter declined on a sequential basis; Adjusting for the seasonal change in the package mix, cash COGS per hectoliter in the 4Q03 was 4.7% below the previous quarter.
  AmBev continues to consolidate its strategic position in South and Central America. An adequate combination of strategic alliance, joint venture, greenfield projects and acquisitions drove our international operations' EBITDA to R$256.9 MM in 2003, or 8.4% of our consolidated EBITDA in the year; EBITDA margin reached 24.6%.
Table 1: Financial Highlights R$ millions	4Q03*	4Q02*	% Change	2003*	2002*	% Change
AmBev – Brazilian Operations *
Net Sales	2,384.9	2,301.0	3.6%	7,637.7	6,929.0	10.2%
Gross Profit	1,399.0	1,371.1	2.0%	4,128.3	3,801.4	8.6%
EBIT	757.4	914.0	-17.1%	2,170.7	2,033.9	6.7%
EBITDA	930.2	1,076.5	-13.6%	2,815.6	2,669.7	5.5%

AmBev – Consolidated
Net Sales	2,809.9	2,641.6	6.4%	8,683.8	7,877.4	10.2%
Gross Profit	1,627.7	1,527.3	6.6%	4,639.6	4,188.6	10.8%
EBIT	860.5	957.8	-10.2%	2,306.1	2,058.8	12.0%
EBITDA	1,066.6	1,151.3	-7.4%	3,072.4	2,804.6	9.6%
Net Income	433.7	NA	NM	1,411.6	NA	NM
EPADR (R$/ADR)	1.14	NA	NM	3.72	NA	NM
EPADR (US$/ADR)	0.39	NA	NM	1.21	NA	NM

Values may not add due to rounding. NA Not Available. NM Not Meaningful. Average exchange rate used for 4Q03 is R$2.90=US$1.00 and R$3.67=US$1.00 for 4Q02, and for FY03 is R$3.08=US$1.00 and R$2.93=US$1.00 for FY02. Total number of shares as of December 31, 2003 = 38,537,333,762. Shares in treasury on the same date amounted to 624,698,640 including shares held by CBB in treasury. Per share calculation based on number of existing shares minus shares in treasury. *The analysis of AmBev's Brazilian operations for 4Q03, FY03, 4Q02 and FY02, as well as of AmBev's consolidated financials for 4Q02 and FY02 is based on pro-forma figures.

Comments from Marcel Telles, Co-Chairman of AmBev's Board of Directors:

Our results in 2003 did not present the growth we hoped for. Our consolidated EBITDA grew 9.6% in nominal terms, or 0.2% in real terms. The significant achievements in the soft drinks segment, which posted a 14.8% real EBITDA growth, and the impressive recovery of Quinsa's operations after the Argentinean crisis, more than doubling its EBITDA in dollar terms, were offset by our core operation, the Brazilian beer segment, which suffered from a highly adverse environment. Impacted by: (i) a 2.1% contraction in the beer market, caused by a combination of a sluggish economic scenario and poor weather conditions; (ii) our currency hedging policy, negatively affecting our cost of good sold; and (iii) massive marketing investments by the competition, which negatively impacted our market share in the second half of the year and also demanded higher marketing expenditures, the EBITDA of our Brazilian beer operations grew a modest 3.1% year on year ..

We acknowledge that the results of 2003 were below our expectations, but we remain confident about the merits of our long-term strategy. In 2003 we continued to work on our revenue management initiatives, maintaining prices to consumers stable in real terms, driving volume towards higher margin products (Skol reached 56.4% of AmBev's volume, compared to 55.0% in 2002) and launching new programs, like “Festeja”, to improve our share of the industry margin pool. We also progressed significantly in the consolidation of our distribution network, increasing direct distribution to 41.9% of total volumes sold in the fourth quarter, as well as shifting our third party distributors towards multibrand operators. In 2003 approximately 67% of total third party distributors' volumes were sold by multibrand operators. The sub-zero coolers program continued at full speed, with 73,000 new coolers installed in the market, and we have achieved re s of line efficiency in our plants. On the international front, Quinsa performance in 2003 was outstanding, not only in terms of EBITDA (as mentioned above) but also in fully capturing budgeted synergies and initiating exchange of best practices. Furthermore, our Guatemalan operation posted an EBITDA of R$9.1 million in its first quarter of full operation, and we are very excited about the potential of our new operations in Peru, Ecuador and the recent investment in the Dominican Republic.

We are confident that we have established a solid platform for growth, and we trust in the powerful combination of our people and our culture to deliver great results in 2004.

COST AND EXPENSES REAL SAVINGS COMMITMENT -- UPDATE

Excluding the effect of our currency hedging policy on our dollar-linked variable cost, the company reported a real savings in cash cost of goods sold of R$102.4 million in the fourth quarter. This is primarily the result of: (i) lower sugar, PET resin and aluminum can prices (due to our commodity hedge); and (ii) the decrease in losses of hops, corn syrup, aluminum cans and PET resin, due to further process and packaging efficiency. On the other hand, a lower spot average exchange rate than we forecasted, as well as lower volumes in the quarter partially offset the gains mentioned above. Including the impact of the currency hedge (R$32.3 million) the company reported a real cash COGS savings of R$70.1 million in the quarter.

AmBev's real cash SG&A rose R$61.4 million. This is a consequence of: (i) pre-operational expenses related to new direct distribution centers implemented during the quarter; and (ii) higher marketing expenses related to the more competitive environment in the beer segment, as previously mentioned in the 3Q03 conference call.

The combined effect of real savings in the cash COGS front (R$70.1 million) and the real increase in cash SG&A front (negative R$61.4 million) was a real saving of R$8.7 million in the quarter, including the impact of the currency hedge. Excluding the negative impact of our currency hedging policy (R$32.3 million), our real cash COGS and SG&A savings would have reached R$41.0 million in the quarter.

On an annual basis, total real cash COGS and SG&A savings reached R$156.0 million. Lower volumes, which offset the benefits of production and packaging line improvements, higher marketing expenses, and the negative impact of our currency hedging policy on our dollar-linked variable costs were the main reasons why our commitment of real savings of R$200-250 million in the year was not achieved. Excluding the negative impact of our currency hedging policy (R$99.0 million), our real cash COGS and SG&A savings would have reached R$255.0 million in 2003.

DISCLOSURE POLICY -- NO CHANGES

There are NO changes in our reporting methodology. Changes had been introduced in our first quarter 2003 earnings release on May 9, 2003 (www.ambev-ir.com), as summarized below:

Consolidation of Quinsa: Fourth quarter 2003 consolidated results include line by line proportional consolidation of our 48.99% economic interest in Quinsa, including AmBev's Southern Cone beer assets that were transferred to Quinsa as part of the transaction. To allow comparability, we constructed a pro-forma consolidated income statement for the fourth quarter 2002 up to EBITDA based on the same criteria.

Operating Performance by Business Segment : AmBev's quarterly results are grouped into four segments: Brazilian beer business; Brazilian soft drinks and non-alcoholic non-carbonated (Nanc) businesses, other products and international operations. The analysis of the first three segments provides information about the Brazilian operations (AmBev Brazil), whilst the analysis of international operations provides an overview of our investment in Quinsa and other operations abroad (Venezuela, Guatemala, Peru and Ecuador).

CSD and Non-Alcoholic Non-Carbonated Beverages (Nanc) : The Brazilian CSD business was combined with the Brazilian Nanc business. Historical quarterly information for Nanc volumes between 1999 and 2002 is available in our Form 20-F/A filed with the SEC.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

Net sales per hectoliter in the Brazilian beer segment reached R$120.2 in the fourth quarter 2003, up 17.7% yoy. This increase in net sales per hectoliter is not only a consequence of the price adjustment that occurred in late June-July 2003 to compensate for inflationary pressures and higher commodity prices, but also AmBev's revenue management initiatives.

Continuing our strategy to increase direct sales as a percentage of the total, direct beer volumes reached 38.1% in the quarter representing a hefty increase of 870 basis points compared to the year-ago quarter. Our brand sales mix continued to improve. Skol remained almost flat quarter on quarter, but its average share for the year 2003 improved to 56.4% compared to 55.0% in 2002.

Returnable 600ml bottles increased in our mix this quarter to 66.8% of total beer volume sold versus 66.7% in the same period last year. This mix shift is part of AmBev's strategy to improve profitability, but negatively affected our net sales per hectoliter. In addition, higher taxation on the both federal and state level also negatively affected our net sales per hectoliter.

Beer Brazil 4Q03 Highlights
Sales Volume	-11.6%
Net Revenues	+4.1%
EBITDA	-16.2%
EBITDA/hl	-5.2%
EBITDA margin	41.8%
Market Share*	63.2%
* As of December 2003.

On a sequential basis, net sales per hectoliter remained essentially flat. The positive effects of the increase in direct distribution (38.1% in the 4Q03 vs. 32.9% in the previous quarter), the seasonal shift in the sales mix towards non-returnable packaging (31.5% in the 4Q03 vs. 28.7% in the previous quarter), the higher presence of Skol brand in our mainstream segment (56.2% in the 4Q03 vs. 55.7% in the previous quarter) and the growth of super-premium segment (6.6% of total volume in 4Q03 vs. 6.2% in the previous quarter), were fully offset by seasonal volumes sold through the supermarket channel, some increase in taxes and targeted price reductions of the Antarctica Pilsen brand that took place in the quarter.

Total net sales reached R$1,937.9 million in the quarter, 4.1% above the same period in 2002. For the full year 2003, total net sales reached R$6,114.6 million, representing an increase of 10.2%.

Our total beer volumes fell 4.7% in 2003 as a consequence of: (i) a 2.1% decline in the Brazilian beer market according to AC Nielsen estimates, following a sluggish economic environment and poor weather conditions; and (ii) a massive market investment from a competitor along with a larger than usual delay of our competitors to realign prices, which together brought our weighted average market share down from 68.4% to 67.3%. In the fourth quarter 2003 our beer volume sold reached 16.1 million hectoliters, an 11.6% decline. Besides a significant loss in market share in the quarter, the Brazilian beer market contracted more than 4%, according to AC Nielsen estimates.

Cost of goods sold per hectoliter excluding depreciation (cash COGS) rose 23.1% yoy to R$40.8. As we stated in last quarter's earnings release, the increase in cash COGS is primarily a consequence of our hedging policy in both 2002 and 2003, structured to eliminate currency volatility from our results. The impact of our currency hedging policy in fourth quarter 2002 results was a gain of R$178.0 million (R$9.8 per hectoliter), whilst the impact of our currency hedging policy in fourth quarter 2003 results was a loss of R$21.2 million (R$1.3 per hectoliter). In addition, considering the effect of the difference of the spot average exchange rate prevailing in each quarter, which generated a positive effect of R$71.5 million (R$3.9 per hectoliter), the compounded effect of AmBev's hedging policy and currency fluctuation implies a n increase in cash COGS of R$7.2 per hectoliter (R$9.8 + R$1.3 – R$3.9) when we compare 4Q03 against 4Q02.

In a nutshell, excluding the non-operating effects, except for commodities price fluctuation, our cash COGS would have increased by only R$0.5 per hectoliter. Higher malt and paper prices, as well as lower beer volumes sold in the quarter negatively impacted our COGS. On the positive side, lower can prices and a shift in packaging mix (can presentations represented 27.3% of the beer volume sold in 4Q03 versus 27.7% in 4Q02) partially offset cost pressures.

Importantly, as we clearly anticipated in our two last conference calls, our cash COGS per hl declined on a sequential basis from R$40.9 to R$40.8. This decline would have been around R$1.9 higher when adjusting for the change in the sales mix, which is due to the seasonal increase in non-returnable presentations. The sequential decline in cash COGS is mainly a consequence of lower raw material (mainly malt), package and labor cost, combined with reduction in raw material losses and increase in production efficiency.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$548.5 million in the quarter, 48.7% above the R$368.8 million reported in the fourth quarter 2002. This increase is primarily a result of higher selling and marketing expenses and direct distribution expenses.

1. Difference between the implicit hedged exchange rate in the 4Q02 (R$2.42=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$3.67=US$1.00).
2. Difference between the implicit hedged exchange rate in the 4Q03 (R$3.26=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$2.90=US$1.00).
3. Difference between the spot average exchange rate in 4Q02 (R$3.67=US$1.00) and the one in 4Q03 (R$2.90=US$1.00).

Selling and marketing expenses totaled R$228.4 million in the quarter versus R$102.7 million last year. This increase is a consequence of: (i) a one-time benefit of R$14.2 million in 2002 since we hedged our dollar-linked Brazilian Soccer Team sponsorship contract; (ii) a higher allocation of marketing expenses in the quarter given the seasonality curve (note that although our beer volumes decreased significantly in the second half of 2003, marketing expenses for the first half of the year had already been allocated as per our initial projected selling curve); (iii) the decision to implement some projects that were postponed in the first half of the year; (iv) pre-operational expenses for new direct distribution centers implemented during the quarter; and (v) higher marketing expenses related to the more competitive environment. On a yearly basis, selling and marketing expenses rose 14.2%, reaching R$534.0 million in 2003 compared to R$46 7.8 million in 2002.

Direct distribution expenses increased 47.3% in 4Q03 reflecting: (i) a 14.6% increase in direct sales volumes yoy; (ii) higher fixed costs associated with the expansion of our own direct distribution centers; (iii) higher fuel prices; and (iv) the increase in the proportion of bars, restaurants and small retailers in the distribution mix (this effect, however, is positive for the company; despite the higher distribution costs, the on-premise channel offers higher commercialization margins). On a per hectoliter basis, direct distribution expenses increased from R$19.4 to R$24.9.

General & administrative expenses reached R$87.4 million, an increase of 5.1% compared to the R$83.1 million reported in 4Q02. This increase was mainly a result of the creation of new regional offices during 2003, and also one-time expenses related to IT projects.

EBIT totaled R$675.1 million, 18.4% below the R$827.5 million reported in the fourth quarter 2002. EBIT margin was 34.8%, bellow the 44.5% reported in the fourth quarter 2002. EBITDA declined roughly 16%, to R$810.7 million with an EBITDA margin of 41.8%. Brazilian beer EBITDA accounted for 87.1% of Brazilian operations' total EBITDA, versus 89.8% in the fourth quarter of 2002, and 76.0% of AmBev's consolidated EBITDA.

Brazilian beer EBITDA reached R$2,500.0 million in 2003, 3.1% above the R$2,425.0 million reported in 2002. It accounted for 88.8% and 81.4% of the total Brazilian and consolidated results in 2003, respectively.

Brazilian Soft Drinks (CSD) and Non- Alcoholic Non-Carbonated Beverages (Nanc)

Soft Drinks (CSD)

The sluggish economic environment and poor weather conditions also affected the Brazilian soft drink market, where volumes fell 7.7% and 3.3% in the fourth quarter and full year 2003, respectively. However, our strategy to consistently focus on the “right fews”, concentrating our efforts on our higher value-added products – Guaraná Antarctica, Pepsi and Pepsi Twist – continued to pay off.

According to AC Nielsen data, we ended 2003 with a 17.2% market share, up 80 and 120 basis points from September 2003 and December 2002, respectively. Our total volumes in the fourth quarter reached 5.4 million hectoliters, down 5.1% compared to the year ago quarter. The volumes of our core portfolio remained almost flat. However, the core portfolio rose as a percentage of our CSD mix from 82.2% in the 4Q02 to 85.8% in the 4Q03.

Net sales per hectoliter grew 5.5% compared to the fourth quarter 2002, reaching R$68.1. The positive impact of the better brand mix, higher direct volumes and our pricing initiatives were partially offset by higher federal and state taxes and a higher percentage of PET bottles in our sales mix. PET bottles were 72.3% of total CSD volume in the quarter, 523 basis points above the prior year period. On a sequential basis, our net sales per hectoliter fell 2.0%, fully explained by the higher presence of PET bottles in our sales mix (72.3% in the 4Q03 versus 69.9% in the 3Q03).

Total net sales in the quarter reached R$367.8 million, almost stable compared to the R$367.6 million reported in the same period last year. On a yearly basis, total net sales totaled R$1,205.1 million, up 9.9% compared to 2002.

Cost of goods sold per hectoliter, excluding depreciation, increased by 7.8% to R$39.2, mainly driven by our currency hedging policy. The positive impact of our currency hedging policy in fourth quarter 2002 resulted in a gain of R$57.7 million (R$10.1 per hectoliter), whilst the negative impact of our currency hedging policy in fourth quarter 2003 resulted in a loss of R$11.1 million (R$2.1 per hectoliter). In addition, considering the effect of the difference of the spot average exchange rate prevailing in each quarter, which generated a positive effect of R$30.3 million (R$5.3 per hectoliter), the compounded effect of AmBev's hedging policy and currency fluctuation explain together an increase of around R$6.9 per hectoliter (R$10.1 + R$2.1 – R$5.3) in cash COGS comparing 4Q03 against 4Q02

In a nutshell, our cash COGS would have decreased by R$4.0 per hectoliter on a currency-neutral basis.

CSD + Nanc 4Q03 Highlights
CSD
Guaraná + Pepsi (vol)	-0.9%
Total CSD volume	-5.1%
Net Sales/hl	+5.5%
Gross Profit	-2.8%
EBITDA	-3.7%
EBITDA/hl	+1.5%
EBITDA margin	25.4%

Nanc
Total Nanc volume	-47.9%
Net Sales/hl	+50.7%
Gross Profit/hl	+105.3%
EBITDA	+65.3%
EBITDA/hl	+217.0%
EBITDA margin	24.8%

4. Difference between the implicit hedged exchange rate in the 4Q02 (R$2.42=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$3.67=US$1.00).
5. Difference between the implicit hedged exchange rate in the 4Q03 (R$3.26=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$2.90=US$1.00).
6. Difference between the spot average exchange rate in 4Q02 (R$3.67=US$1.00) and the one in 4Q03 (R$2.90=US$1.00).

Cash COGS were positively impacted by lower sugar, PET resin and aluminum can prices, as well as by the shift in the package mix towards PET bottles (that effect, however, is not beneficial for AmBev, since PET bottles have lower contribution margins). On a sequential basis cash COGS per hectoliter declined from R$40.8 to R$39.2, or 3.9%.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$89.1 million in the quarter, 21.9% above the R$73.1 million reported in the year-ago quarter. Lower selling and marketing expenses partially offset higher G&A, direct distribution and depreciation expenses.

Selling and marketing expenses fell approximately 29% in the quarter compared to the year-ago quarter, totaling R$24.0 million. This reduction is primarily a consequence of the migration of part of the CSD marketing budget to support higher marketing expenses in the beer segment due to a more competitive environment prevailing in the quarter.

Direct distribution expenses grew 32.5% yoy, mainly explained by higher direct volumes, higher fixed costs from the expansion of our proprietary distribution centers and higher freight costs. Carbonated soft drink volumes sold directly totaled 2.8 million hectoliters, up 3% from the year-ago quarter. Direct sales were 52.4% of total soft drink volumes sold in the quarter, representing an increase of more than 400 basis points versus the fourth quarter 2002. On a per hectoliter basis, direct distribution expenses increased 28.9% as a consequence of higher freight and fixed costs.

Finally, G&A expenses increased 7.6% yoy as a result of inflationary pressures.

EBIT for the segment this quarter was R$58.9 million. This compares with R$79.2 million in fourth quarter 2002. EBITDA was R$93.6 million compared to R$97.2 million in the fourth quarter of 2002. EBITDA margin reached 25.4% in the quarter, repeating the excellent performance of 4Q02 despite the lower volumes and cost pressures, showing that our efforts leveraged the profitability of this segment.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

Net sales per hectoliter in the Nanc segment jumped 50.7% to R$158.3 in the quarter on the back of the same “right fews” strategy, focusing on high-margin products, in particular Gatorade.

Despite the fact that Nanc volumes shrank almost 48% in the quarter, causing a 21.4% decline in total sales in the 4Q03 versus 4Q02, segment profitability skyrocketed. EBITDA grew 65.3% reaching R$8.3 million in the quarter, and margins more than doubled (24.8% in the 4Q03 versus 11.8% in the 4Q02). On a per hectoliter basis, EBITDA was R$39.2, 217% higher than the same quarter in 2002.

Other Products Brazil

This segment is comprised of malt and by-products sales to third parties. Net sales for the forth quarter of 2003 amounted to R$45.9 million, 54.2% above the same period last year. EBITDA from this segment was R$17.7 million versus R$7.5 million in the fourth quarter 2002. EBITDA margin reached 38.6%, 1,352 basis points higher than the year-ago quarter.

International Operations

Note: As a result of the differences between Brazilian GAAP and Luxembourg GAAP, as well as due to some temporary adjustments in the accounting policies between Quinsa and AmBev, distortions may exist when comparing Quinsa's numbers as reported by AmBev with Quinsa's numbers as reported by Quinsa.

In 2003, Quinsa changed its method for allocating fixed costs and expenses to interim periods. Whereas in previous years Quinsa allocated these according to projected volumes for each of the quarters, in 2003 fixed costs and expenses were reflected as they were actually incurred. In order to allow comparability, numbers for 2002 were restated according the same method.

Quinsa Beer

Quinsa's operations continue to exceed our expectations. In Argentina, economic conditions continued to favor business with the appreciation of the local currency (Peso) and very low inflation. Though 4Q02 volumes were a very strong comparison basis, demand remained strong. Beer industry volumes decreased a slight 0.2% in the quarter, while Quinsa's volumes declined approximately 1% on a pro-forma basis compared to last year. Quinsa's brand mix continues to improve as Quilmes Cristal grew in proportion to the Company's sales, further enhancing margins. Moreover, the capture of some of the synergies of the merger combined with cost reductions, and the appreciation of the Peso over the last twelve months contributed to Quinsa's margin expansion in Argentina.

In Bolivia, although the country faced a social turmoil during October, fourth quarter 2003 sales volumes rose approximately 7% compared to the year ago quarter, reaching 0.6 million hectoliters. Lower administrative expenses positively affected EBITDA margin in the 4Q03.

In Chile, total beer volumes sold decreased approximately 16% as a result of the discontinuation of the Heineken brand during June 2003. Revenue management initiatives throughout the year, including some price realignments and the repositioning of Báltica and Becker brands presentations reduced the impact of lower sales volumes on revenues. Along with that, Quinsa's commitment to reduce costs and expenses drove EBITDA margin to record levels.

International Beer Highlights*
	4Q03	4Q02%
Sales Volume (000 hl)
Quinsa Beer	4,776	4,789	-0.3%
Quinsa CSD	1,892	1,751	8.1%
Venezuela	455	314	44.8%
Guatemala	74	-	n.m.
Peru CSD	378	-	n.m.
Ecuador	19	-	n.m.

Net Sales per hl (US$/hl)
Quinsa Beer	35.8	33.2	8.0%
Quinsa CSD	25.0	24.7	1.4%
Venezuela	50.6	47.1	7.4%
Guatemala	101.7	-	n.m.
Peru CSD	21.7	-	n.m.
Ecuador	37.6	-	n.m.
*Sales volume and revenues/hl correspond to the full Quinsa operation. However, AmBev just consolidates its proportional stake (48.99%). Sales for Venezuela include CSD and Malta volumes. Sales volumes for Peru (CSD) and Ecuador (Beer) represent just 2 and 1 month of operations, respectively.

Operations in Paraguay benefited from a strong economic scenario, which translated into a better exchange rate and lower inflation. Higher beer volumes sold (+0.5% yoy) combined with a better brand mix (higher proportion of Brahma brand in total volumes sold, at the expense of Ouro Fino) positively impacted EBITDA margins.

Finally, Uruguayan beer operations were negatively affected by a 4% decline in volumes. On the positive side, a better brand mix drove net sales per hectoliter up 2%.

Quinsa's consolidated total beer volumes reached 4.78 million hectoliters in the fourth quarter 2003, almost stable compared to the pro-forma figures for fourth quarter 2002. Net revenues for beer in the fourth quarter 2003 reached US$83.9 million (taking into account our 48.99% economic stake in the company), up 7.7% yoy. Quinsa's beer gross margin increased significantly to 63.3% in the quarter from 50.8% in the year-ago quarter. Cash SG&A as a percentage of net sales declined to 22.3% in the fourth quarter 2003 from 29.3% in the fourth quarter 2002. The decline in cash SG&A expenses is a result of Quinsa's tight grip on expenses as well as synergies related to the combination with AmBev.

Our 48.99% share of consolidated beer EBITDA was US$40.0 million in the fourth quarter, or R$118.7 million, versus a pro-forma US$23.5 million, or R$68.0 million, in the year-ago quarter. EBITDA margin surged to 47.7% versus 30.1% in the fourth quarter 2002. This segment represented 11.1% of AmBev's consolidated EBITDA in the quarter.

Quinsa Soft Drinks

Quinsa's soft drinks volumes reached 1.89 million hectoliters in the fourth quarter 2003, versus a pro-forma 1.75 million in the year-ago quarter. Revenue management and higher sales led to a 9.6% increase in net revenues, reaching US$23.2 million in the fourth quarter 2003 (adjusted to reflect our 48.99% economic stake in the company) versus US$21.1 million in fourth quarter 2002. Gross margin reached 35.0% in the quarter versus 30.8% in the year ago quarter. Cash SG&A as a percentage of net sales declined to 19.6% in the fourth quarter 2003 from 25.3% in the fourth quarter 2002.

EBITDA for soft drinks reached US$4.5 million, or R$10.6 million, in the fourth quarter 2003 versus a pro-forma US$2.2 million (R$6.5 million) in the year-ago quarter. EBITDA margin went from 10.5% to 19.4%.

Other International Operations

Volumes in Venezuela (including domestic and export beer and malt soft drinks volumes) increased 44.8% compared to 4Q02, when a nationwide strike seriously harmed market volumes. In December the Brahma brand achieved record market share in the Caracas region, the main Venezuelan market, of 28.5%, according to SURVEY-PROMOTING. On a national basis, Brahma's market share reached 6.9%, according to SURVEY-PROMOTING. Total volumes for 2003 were 1.5% lower than in 2002, basically due to economic and political instability. Along with the slight decrease in volumes, the economic crisis in Venezuela pressured our results. EBITDA in 4Q03 was a negative R$0.8 million compared to R$0.3 million positive in 4Q02. EBITDA for the full year was R$7.9 million negative, compared to R$7.2 million positive in 2002.

In Guatemala, the performance of Cerveceria Rio, our joint venture with PepsiCo bottler Cabcorp, was outstanding. Volumes in the fourth quarter reached 74,000 hectoliters. In December the Brahva brand (the Brahma version for Guatemala) reached 10% market share nationwide and 18% in Guatemala City, the country's main market, according to AC Nielsen. Cerveceria Rio already generated positive EBITDA, which amounted to R$9.1 million during its first quarter of operations.

In Peru and Ecuador AmBev is currently taking over control of the operations acquired in November and December, respectively. Both of them should contribute positive EBITDA from 2004 on. EBITDA accumulated for the two operations was a negative R$1.3 million in the quarter.

AMBEV -- CONSOLIDATED RESULTS

Consolidated Results : The combination of AmBev Brazil and international operations result in AmBev's consolidated financials. Income statements are provided for AmBev's Brazilian operations as well as for AmBev's consolidated operations. Consolidated financial statements for fourth quarter and full year 2002 are pro-forma.

Net Sales

Net sales for the Brazilian operations during the quarter rose 3.6% to R$2,384.9 million. This increase is a combined effect of our revenue management initiatives, evidenced by better brand mix and higher direct sales, as well as our policy to keep consumer prices stable in real terms. Our initiatives were partially offset by lower volumes in all beverage segments. On an annual basis, net sales totaled R$7,637.7 million, 10.2% above the R$6,929.0 million reported for the full year 2002.

International net revenues rose by an impressive 24.8% in the fourth quarter, primarily as a result of the turnaround in Quinsa's business as well as to the successful launch of our recent operations in Guatemala, Ecuador and Peru.

Consolidated net revenues rose 6.4% to R$2,809.9 million in the quarter. In the year, net revenues grew 10.2% to R$8,683.8 million.

Table 2 -- Net Sales R$ millions	4Q03*	4Q02*	% Change	2003	2002*	% Change
Beer Brazil Soft Drinks and Nanc Other Products Total Brazilian Operations International Operations TOTAL – AmBev Consolidated	1,937.9 401.1 45.9 2,384.9 425.0 2,809.9	1,861.3 410.0 29.7 2,301.0 340.6 2,641.6	+4.1% -2.2% +54.2% +3.6% +24.8% +6.4%	6,114.6 1,332.1 190.9 7,637.7 1,046.1 8,683.8	5,546.4 1,228.9 153.7 6,929.0 948.4 7,877.4	+10.2% +8.4% +24.2% +10.2% +10.3% +10.2%

Values may not add due to rounding. *The analysis of AmBev's Brazilian operations for 4Q03, 4Q02, 2003 and 2002 as well as of AmBev's consolidated financials for 4Q02 and 2002 are based on pro-forma figures.

Cost of Goods Sold

Cash cost of goods sold for the Brazilian operations rose 7.0% to R$920.4 million in the fourth quarter of 2003 versus R$860.2 million in the year-ago quarter. On a per hectoliter basis, total cost of goods sold excluding depreciation was R$42.4, 19.8% higher compared to the year ago quarter (R$35.4).

As previously mentioned, our currency hedging policy in place in both 4Q03 and 4Q02 explain over 100% of our cash COGS increase yoy. Concerning our Brazilian operations, the impact of our hedging policy was R$235.7 million positive (R$9.7 per hectoliter) in fourth quarter 2002 (in other words, our cost reported in that period was lower by this amount); on the other hand, our currency hedging policy for the Brazilian operations in fourth quarter 2003 yielded a negative result of R$32.3 million (R$1.5 per hectoliter). In addition, considering the effect of the difference of the spot average exchange rate prevailing in each quarter, which generated a positive effect of R$101.8 million (R$4.2 per hectoliter), the compounded impact of AmBev's hedging policy and currency fluctuation explains around R$7.0 per hectoliter (R$9.7 + R$1. 5 – R$4.2) of the increase in cash COGS. Stripping out all the currency effects, either due to our hedging policy or FX rate fluctuation, our cash COGS would have remained almost flat.

7. Difference between the implicit hedged exchange rate in the 4Q02 (R$2.42=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$3.67=US$1.00).
8. Difference between the implicit hedged exchange rate in the 4Q03 (R$3.26=US$1.00) and the prevailing spot average exchange rate in the same quarter (R$2.90=US$1.00).
9. Difference between the spot average exchange rate in 4Q02 (R$3.67=US$1.00) and the one in 4Q03 (R$2.90=US$1.00).

All the positive effects that impacted AmBev's cash COGS for the Brazilian operations, namely lower can, sugar and PET resin prices, as well as the shift in packaging mix towards lower cost presentations (returnable 600ml bottle for beer and PET bottles for CSD) and efficiency improvements (e.g. higher conversion yields and lower consumption of raw material), were totally offset by higher malt and paper prices, as well as lower volumes sold in the quarter.

As anticipated in our second and third quarter conference calls, AmBev reported a decline in cash COGS per hectoliter on a sequential basis – R$42.4 in fourth quarter 2003 versus R$43.7 in the previous quarter, representing a 3.0% sequential decline. Adjusting for the change in the sales mix resulting from seasonal higher sales of non-returnable presentations during 4Q03, the sequential decline in cash COGS per hectoliter would have fallen another R$0.8, bringing the total decline to 4.7%. Cash COGS improvement is the result of a combination of factors, including better prices of commodities (namely malt and sugar). Moreover, it is also evidence that AmBev continues to improve its efficiency on a daily basis due to the company's strategy to: (i) achieve further reduction of prices of raw material, packaging and utilities through negotiation, development of new domestic and international suppliers and tolling operations; (ii) reduce c and increase yields through several multifunctional initiatives and projects; (iii) packaging engineering; (iv) further increase process and packaging efficiency through growing focus on plant floor execution; and (v) further reduce fixed costs through centralization.

Depreciation per hectoliter rose 5.1% in the quarter, mainly as a result of lower volumes sold.

Although we have started three new operations recently, our international operations' cash COGS per hectoliter declined by 9.8% yoy, mainly as a result of Quinsa's cash COGS reduction.

Consolidated COGS reached R$1,182.2 million in the quarter, up 6.1% relative to the same period in 2002. Consolidated COGS per hectoliter rose by 14.0%.

Table 3 -- Cost Breakdown			%			%
R$/hl	4Q03*	4Q02*	Change	2003*	2002*	Change
Brazilian Operations
Raw Material	13.1	9.7	+35.2%	13.5	10.2	+31.9%
Packaging	21.4	17.9	+19.1%	20.9	17.8	+17.4%
Labor	2.4	2.3	+5.8%	2.6	2.7	-3.5%
Depreciation	3.0	2.9	+5.1%	3.7	4.1	-10.0%
Other	5.5	5.4	+0.4%	6.7	5.4	+23.0%
Total – Brazilian Operations	45.4	38.2	+18.7%	47.4	40.3	+17.6%
COGS Excluding Depreciation (Brazil)	42.4	35.4	+19.8%	43.7	36.2	+20.8%
International Operations	46.8	52.4	-10.6%	52.2	59.5	-12.4%
TOTAL - AmBev Consolidated	45.6	40.0	+14.0%	48.0	42.4	+13.2%

Values may not add due to rounding. * The analysis of AmBev's Brazilian operations for 4Q03, 4Q02, 2003 and 2002, as well as of AmBev's consolidated financials for 4Q02 and 2002 are based on pro-forma figures.

Table 4 -- Cost Breakdown			%			%
R$ millions	4Q03*	4Q02*	Change	2003*	2002*	Change
Brazilian Operations
Raw Material	284.4	235.5	+20.8%	998.9	794.2	+25.8%
Packaging	464.2	436.2	+6.4%	1,548.9	1,383.1	+12.0%
Labor	53.2	56.3	-5.5%	195.4	212.3	-8.0%
Depreciation	65.4	69.7	-6.1%	272.0	316.9	-14.2%
Other	118.7	132.2	-10.3%	494.2	421.2	+17.3%
Total – Brazilian Operations	985.9	929.9	+6.0%	3,509.4	3,127.6	+12.2%
COGS Excluding Depreciation (Brazil)	920.4	860.2	+7.0%	3,237.4	2,810.5	+15.2%
International Operations	196.4	184.4	+6.5%	534.7	561.1	-4.7%
TOTAL -- AmBev Consolidated	1,182.2	1,114.2	+6.1%	4,044.2	3,688.8	+9.6%

Values may not add due to rounding. * The analysis of AmBev's Brazilian operations for 4Q03, 4Q02, 2003 and 2002, as well as of AmBev's consolidated financials for 4Q02 and 2002 are based on pro-forma figures.

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations rose 40.4% relative to the year ago quarter. On an annual basis, SG&A expenses totaled R$1,957.5 million, 10.7% higher compared to the R$1,767.5 million reported in 2002.

Selling and marketing expenses for the Brazilian operations totaled R$252.4 million, approximately 75% above the fourth quarter 2002. The increase in selling and marketing expenses is mainly a consequence of: (i ) a benefit of R$14.2 million related to our hedging policy in 2002 (note that in 2002 we hedged our dollar-linked Brazilian Soccer Team sponsorship contract, among others); (ii) a higher allocation of marketing expenses in the quarter given the seasonality curve (note that although our beer volumes have decreased significantly in the second half of 2003, marketing expenses for the first half of the year were allocated according our initial projected selling curve); (iii) the decision to implement some projects that were postponed in the first half of the year, as already mentioned in our 3Q03 Press Release; (iv) some pre-operational expenses related to new direct distribution centers implemented during the quarter; and (v) higher marketing expenses related to the more competitive environment in the Brazilian beer market. On an annual basis, selling and marketing expenses for the Brazilian operations reached R$627.9 million, essentially flat compared to the R$628.5 million reported in 2002.

Selling and marketing expenses for international operations were 18.4% higher compared to the R$68.3 million reported in the fourth quarter 2002. The main reason for this increase is the start-up of new international operations (Guatemala, Peru and Ecuador).

General and administrative expenses for the Brazilian operations totaled R$91.5 million in the fourth quarter 2003, 5.0% above the R$87.1 million reported in the year-ago quarter. This increase in G&A expenses was mainly a result of the creation of new regional offices during 2003, and also one-time expenses related to some IT projects. On an annual basis, G&A expenses for the Brazilian operations totaled R$351.6 million slightly up from the R$346.4 million reported in 2002.

General and administrative expenses for international operations amounted to R$23.6 million in the quarter, 7.9% lower compared to the year-ago quarter.

Depreciation and amortization for the Brazilian operations rose 15.7% to R$107.4 million due to the expansion of our direct distribution network and sub-zero cooler placement at strategically located and high volume points of sale.

Depreciation expenses for international operations were 29.8% above the same period last year.

Direct Distribution Expenses

Direct distribution for Brazilian operations accounted for 41.9% of total sales volume during the quarter, compared to 34.4% during the same period last year and to 37.4% during the previous quarter, indicating that the company continues to focus on its strategy to increase direct distribution. Direct distribution expenses in Brazil totaled R$190.4 million in the quarter, 42.8% above the year-ago quarter and 30.2% above the previous quarter. On a per hectoliter basis, AmBev's domestic direct distribution cost reached R$20.9 in the fourth quarter, an increase of 31.1% compared to R$15.9 per hectoliter registered in the year-ago quarter. This increase in direct distribution costs per hectoliter is a combination of: (i) higher freight prices, mainly as a result of higher fuel prices; (ii) higher participation of bars, restaurants and small retails in the distribution mix (this effect, however, is positive for the company; despite the higher distribution costs, the on-premise channel offers higher commercialization margins); and (iii) the increase in operational fixed cost related to the increase in the number of direct distribution centers.

Direct distribution cost for international operations, essentially in our Venezuelan operations, reached R$10.8 million in the fourth quarter, almost stable compared to the fourth quarter 2002.

Consolidated direct distribution costs reached R$201.2 million in the quarter and R$648.6 million in the year, up 39.8% and 26.2% relative to the same periods in 2002.

Provision for Contingencies

Fourth quarter provisions for the Brazilian operations totaled R$105.3 million. This amount is primarily comprised of R$62.4 million labor provision, R$38.5 million related to sales tax provision and R$4.4 million related to a dispute regarding whether financial income is subjected to PIS/COFINS tax.

On a consolidated basis, provisions for contingencies totaled R$61.5 million. A reversion of provision in Quinsa's business of R$43.7 million related to some taxes allowance from its Bolivian operations partially offset the total provision for contingencies.

Other Operating Income, Net

Net other operating expenses for the Brazilian operations totaled R$29.4 million in the fourth quarter. This amount is comprised of a loss of R$18.4 million related to the impact of the Real appreciation on AmBev's investments in its international operations, a loss of R$46.4 million in goodwill amortization (Antarctica, Astra, Cympay, Salus, Quinsa and others) and a loss of R$16.5 million related to the re-appraisal of the Company's actuarial liabilities under Brazilian GAAP based on CVM's resolution #371. Tax incentives realized by AmBev's subsidiaries (mainly CBB) contributed with positive R$48.2 million. The difference is comprised of several other items.

Net other operating expenses for international operations reached R$7.7 million in the quarter, almost fully explained by Quinsa.

Financial Income and Financial Expenses

AmBev's Brazilian foreign currency debt exposure remains fully protected by hedging transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than market value, while assets must be recorded at the lower of market value or accrual basis (accrual basis is calculated using the terms of the contracts between the Company and the counterpart as reference) . Therefore, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

During the fourth quarter, the U.S. dollar coupon for securities maturing in 2008 decreased from 8.6% p.a. to 6.7% p. a. and the U.S. dollar coupon for securities maturing in 2005 decreased from 3.7% p.a. to 2.6% p. a., causing a gain in the market value of these securities. On December 31, 2003, as the market value of our hedge instruments was higher than their accrual value, we had to book the assets based on accrual basis rather than market value. Had the company been able to reflect its assets at market value it would have realized a gain of R$106.7 million.

Table 5 -- Breakdown of Net Financial Result R$ 000	4Q03*	4Q02*	2003*	2002*
Financial income
Financial income on cash and cash equivalents	77,621	105,206	222,871	124,974
Foreign exchange gains (losses) on assets	(6,888)	(89,504)	(133,093)	1,007,547
Swap and forward activities ( * )	(61,477)	(936,943)	322,405	44,431
Interest on taxes, contributions and deposits	8,515	1,180,822	77,472	1,202,400
Other	30,919	86,599	64,801	127,343
Total – Brazilian Operations	48,691	346,180	554,457	2,506,694

Financial expense
Interest expense on local currency debt	29,037	27,165	129,885	109,396
Interest expense on foreign currency debt	102,341	101,482	304,659	332,435
Foreign exchange losses (gains) on debt	(478)	(355,221)	(524,515)	1,624,870
Taxes on financial transactions	27,472	22,923	90,934	94,994
Swap and forward activities	46,432	469,333	297,950	900,580
Other	28,596	5,793	147,815	72,842
Total – Brazilian Operations	233,400	271,475	446,728	3,135,116

Net financial result – Brazilian Operations	(184,709)	74,705	107,729	(628,422)
Net financial result—International Operations	(19,578)	NA	(14,619)	NA
Total AmBev Consolidated	(204,287)	NA	93,110	NA
(*) 4Q03 and 2003 results include a provision for an adjustment of the value of our hedge instruments from market to accrual basis of R$106.7 MM and R$205.9 MM, respectively. Values may not add to rounding. * The analysis of AmBev's Brazilian operations for 4Q03 and 4Q02 is based on pro-forma figures.

On December 31, 2003 our net debt for the Brazilian operations was R$2,652.8 million, slightly above the R$2,338.6 million reported in the previous quarter. During the quarter our cash position was impacted by the disbursement of approximately R$718 million related to the interim dividends payment announced on September 2, and paid on October 13.

The average cost of short and long-term debt denominated in Reais for the Brazilian operations was 12.0% and 6.8%, respectively. Local currency debt remains composed mainly of funding from the Brazilian development bank - BNDES. Similarly, our average cost of short and long-term foreign currency debt was 7.0% and 10.5%, respectively, in dollar terms. Foreign currency debt is comprised principally of the 10-year Bonds issued in 2001 and 2003 and the Syndicated Loan maturing in 2004.

Table 6 -- Debt Position – Brazilian Operations R$ millions	Local Currency	Foreign Currency	Total
Short-Term Debt Long-Term Debt Total	261.9 639.5 901.4	1,336.3 2,990.1 4,326.3	1,598.2 3,629.6 5,227.8
Cash and Marketable Securities (incl. Derivatives) Net Debt			2,574.9 2,652.8

Values may not add due to rounding.

Consolidated Balance Sheet

Including our proportional stake in Quinsa and our operations in Venezuela, Guatemala, Ecuador and Peru, consolidated net debt was R$3,187.5 million in the fourth quarter 2003. Short-term debt reached R$1,976.1 million and long-term debt reached R$4,004.3 million.

Table 7 -- Debt Position – AmBev Consolidated R$ millions	Local Currency	Foreign Currency	Total
Short-Term Debt Long-Term Debt Total	261.9 639.5 901.4	1,714.1 3,364.8 5,079.0	1,976.1 4,004.3 5,980.4
Cash and Marketable Securities (incl. Derivatives) Net Debt			2,792.9 3,187.5

Values may not add due to rounding.

Non-Operating Income/Expense

During the fourth quarter 2003, consolidated non-operating expenses for the Brazilian operations amounted to R$81.8 million, composed primarily of a provision of R$47.9 million for losses on asset sales and a loss of R$35.6 million related to the net effect of Quinsa's share buyback programs, which, despite increasing our stake in the Company, has a negative effect on Quinsa's Shareholders Equity since Quinsa's shares are trading above its book value.

Net non-operating expenses for International operations in the quarter reached R$7.8 million.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$31.9 million. At the full tax rate of 34%, fourth quarter income tax provision would have amounted to R$161.1 million. The provision for income tax was positively affected by: (i) the provision for interest on own capital (R$35.9 million); (ii) deductible taxes on subsidiaries abroad (R$56.5 million, including Quinsa); (iii) a tax benefit associated with financed sales taxes which were forgiven by the government (R$16.4 million); and (iv) the write-off of Astra's goodwill from CBB balance sheet (R$37.1 million). Several other items amounted to a provision of R$16.7 million.

Table 8 – Income Tax R$ millions	4Q03

Net income before income tax, social contribution and minorities
Income tax and social contribution at nominal tax rate
Benefit on interest on own capital
Deductible taxes on subsidiaries abroad, including Quinsa
Tax incentives
Astra's write-off from CBB balance sheet
Others
Total

473.9 (161.1) 35.9 56.5 16.4 37.1 (16.7) (31.9)

Values may not add due to rounding.

Profit Sharing and Contributions

During this quarter AmBev reverted, on a consolidated basis, R$7.7 million in provisions related to employee profit sharing, since the internal targets for 2003 were not met.

Minority Interest

On a consolidated basis, minority shareholders in our subsidiaries shared gains of R$8.2 million in the quarter. Gains were due principally to the positive performance of our international operations.

Net Income

Net income for Brazilian operations reached R$308.1 million in the quarter, compared to R$413.8 million in fourth quarter 2002. Consolidated net income, which is the basis for the calculation of dividends, reached R$433.7 million in fourth quarter 2003. In 2003, consolidated net income amounted to R$1,411.6 million. Consolidated earnings per ADR (based on outstanding shares) were US$0.39 (R$1.14) in the fourth quarter 2003, and US$1.21 (R$3.72) in 2003.

RECENT DEVELOPMENTS

Acquisition of the second largest brewer in Ecuador

On December 02, AmBev announced the acquisition of the second largest brewer in Ecuador - Cerveceria SurAmericana. The company has one state-of-the-art plant with annual beer production capacity of 0.9 million hectoliters located in the industrial region of Guayaquil, the largest market in the country. According to AmBev's estimates, the capacity of this plant is enough to supply approximately 30% of the total Ecuadorian beer market. Through this plant, Cerveceria SurAmericana is able to sell its Biela brand (Biela Lager, Biela Light, Biela Reserva Especial and Biela Extra) to the whole country via its own sales force. In 2002, according to our estimates, Cerveceria SurAmericana held approximately 6% of the local beer market.

For more details, please visit www.ambev-ir.com.

Entry in the Dominican Republic's beverage market

On February 12, AmBev announced an agreement with Embotelladora Dominicana CXA (Embodom), PepsiCo's exclusive bottler for Dominican Republic. In accordance with the transaction architecture built up, AmBev and Embodom become partners in a company that will commercialize both soft drinks and beer in the Dominican beverage market, in which AmBev will hold a 66% stake.

Embodom currently holds a leadership position in the Dominican soft drinks market, with a market share of 56.0% as of November 2003, according to EMEVENCA data. The company sells PepsiCo's core soft drinks brands (Pepsi Cola, Seven Up and Mirinda), as well as its own brand Red Rock. Embodom has one bottling plant with capacity to produce 2.3 million hectoliters per year, which is located in the city of Santo Domingo, capital of the Dominican Republic and its main market. Besides the plant, the company counts on 25 distribution centers across the country, servicing the whole Dominican beverage market.

For more details, please visit www.ambev-ir.com.

4Q03 EARNINGS CONFERENCE CALL

Date & Time:	Friday, March 5 th , 2004 11:00 am – US Eastern Time 1:00 pm – São Paulo Time

Numbers:	US/International Participants: Toll Free (Brazil): Toll Free (UK): Conference Call ID:	+1 (973) 582-2737 (0800) 891-5046 (0800) 068-9199 AmBev

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securiti es Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

Pedro Ferraz Aidar (5511) 2122-1415 acpaidar@ambev.com.br	Fernando Vichi (5511) 2122-1414 acfgv@ambev.com.br

WWW.AMBEV-IR.COM

Ambev - Segment Financial Information

	AmBev Brazil (Pro Forma)												International Operations (2)			AmBrev Consolidated (3)
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	4Q03	4Q02%		4Q03	4Q02%		4Q03	4Q02%		4Q03	4Q02%		4Q03	4Q02%		4Q03	4Q02%

Volumes (000 hl)	16,117	18,225	-11.6%	5,612	6,097	-8.0%				21,729	24,323	-10.7%	7,594	6,854	10.8%	29,322	31,177	-5.9%
R$ million
Net Sales	1,937.9	1,861.3	4.1%	401.1	410.0	-2.2%	45.9	29.7	54.2%	2,384.9	2,301.0	3.6%	425.0	340.6	24.8%	2,809.9	2,641.6	6.4%
COGS	(714.2)	(665.0)	7.4%	(244.1)	(249.3)	-2.1%	(27.5)	(15.6)	76.2%	(985.9)	(929.9)	6.0%	(196.4)	(184.4)	6.5%	(1,182.2)	(1,114.2)	6.1%
Gross Profit	1,223.7	1,196.3	2.3%	157.0	160.7	-2.3%	18.4	14.1	29.9%	1,399.0	1,371.1	2.0%	228.7	156.2	46.4%	1,627.7	1,527.3	6.6%
SG&A	(548.5)	(368.8)	48.7%	(92.4)	(81.4)	13.4%	(0.7)	(6.8)	-90.2%	(641.6)	(457.1)	40.4%	(125.6)	(112.4)	11.7%	(767.2)	(569.5)	34.7%
EBIT	675.1	827.5	-18.4%	64.6	79.2	-18.5%	17.7	7.3	141.4%	757.4	914.0	-17.1%	103.0	43.8	135.4%	860.5	957.8	-10.2%
Depr. & Amort.	(135.6)	(139.4)	-2.8%	(37.3)	(23.0)	62.3%	0.0	(0.1)	-100.0%	(172.8)	(162.5)	6.4%	(33.3)	(31.0)	7.3%	(206.1)	(193.5)	6.5%
EBITDA	810.7	966.8	-16.2%	101.8	102.2	-0.3%	17.7	7.5	137.3%	930.2	1,076.5	-13.6%	136.3	74.8	82.2%	1,066.6	1,151.3	-7.4%
% of Total EBITDA	76.0%	84.0%		9.5%	8.9%		1.7%	0.6%		87.2%	93.5%		12.8%	6.5%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.9%	-35.7%		-60.9%	-60.8%		-59.9%	-52.4%		-41.3%	-40.4%		-46.2%	-54.1%		-42.1%	-42.2%
Gross Profit	63.1%	64.3%		39.1%	39.2%		40.1%	47.6%		58.7%	59.6%		53.8%	45.9%		57.9%	57.8%
5G&A	-28.3%	-19.8%		-23.0%	-19.9%		-1.5%	-22.9%		-26.9%	-19.9%		-29.6%	-33.0%		-27.3%	-21.6%
EBIT	34.8%	44.5%		16.1%	19.3%		38.6%	24.7%		31.8%	39.7%		24.2%	12.9%		30.6%	36.3%
Depr. & Amort.	-7.0%	-7.5%		-9.3%	-5.6%		0.0%	-0.4%		-7.2%	-7.1%		-7.8%	-9.1%		-7.3%	-7.3%
EBITDA	41.8%	51.9%		25.4%	24.9%		38.6%	25.1%		39.0%	46.8%		32.1%	22.0%		38.0%	43.6%
Per Hectoliter (R$/hl)
Net Sales	120.2	102.1	17.7%	71.5	67.2	6.3%				109.8	94.6	16.0%	101.4	96.8	4.7%	108.4	94.9	14.2%
COGS	(44.3)	(36.5)	21.5%	(43.5)	(40.9)	6.4%				(45.4)	(38.2)	18.7%	(46.8)	(52.4)	-10.6%	(45.6)	(40.0)	14.0%
Gross Profit	75.9	65.6	15.7%	28.0	26.4	6.1%				64.4	56.4	14.2%	54.5	44.4	22.8%	62.8	54.9	14.5%
5G&A	(34.0)	(20.2)	68.2%	(16.5)	(13.4)	23.2%				(29.5)	(18.8)	57.1%	(30.0)	(32.0)	-6.3%	(29.6)	(20.5)	44.7%
EBIT	41.9	45.4	-7.7%	11.5	13.0	-11.4%				34.9	37.6	-7.2%	24.6	12.4	97.5%	33.2	34.4	-3.5%
Depr. & Amort.	(8.4)	(7.6)	10.0%	(6.6)	(3.8)	76.3%				(8.0)	(6.7)	19.1%	(7.9)	(8.8)	-10.0%	(8.0)	(7.0)	14.4%
EBITDA	50.3	53.0	-5.2%	18.1	16.8	8.3%				42.8	44.3	-3.3%	32.5	21.3	52.9%	41.1	41.4	-0.5%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil are pro-forma for 4Q02 and 4Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Peru and Ecuador. Numbers for 4Q02 are pro-forma.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations. Figures for 4Q02 are pro-forma.

Ambev - Segment Financial Information

	AmBev Brazil (Pro Forma)												International Operations (2)			AmBrev Consolidated (3)
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%

Volumes (000 hl)	55,260	58,010	-4.7%	18,798	19,641	-4.3%				74,058	77,650	-4.6%	20,571	19,287	6.7%	94,630	96,937	-2.4%
R$ million
Net Sales	6,114.6	5,546.4	10.2%	1,332.1	1,228.9	8.4%	190.9	153.7	24.2%	7,637.7	6,929.0	10.2%	1,046.1	948.4	10.3%	8,683.8	7,877.4	10.2%
COGS	(2,503.6)	(2,237.1)	11.9%	(887.3)	(809.0)	9.7%	(118.6)	(81.5)	45.5%	(3,509.4)	(3,127.6)	12.2%	(534.7)	(561.1)	-4.7%	(4,044.2)	(3,688.7)	9.6%
Gross Profit	3,611.0	3,309.3	9.1%	444.9	419.9	5.9%	72.3	72.2	0.2%	4,128.3	3,801.4	8.6%	511.3	387.2	32.1%	4,639.6	4,188.6	10.8%
SG&A	(1,624.1)	(1,433.4)	13.3%	(330.8)	(311.7)	6.1%	(2.6)	(22.4)	-88.4%	(1,957.5)	(1,767.5)	10.8%	(375.9)	(362.3)	3.8%	(2,333.5)	(2,129.7)	9.6%
EBIT	1,987.0	1,875.9	5.9%	114.0	108.2	5.4%	69.7	49.8	40.0%	2,170.7	2,033.9	6.7%	135.4	25.0	442.5%	2,306.1	2,058.9	12.0%
Depr. & Amort.	(513.0)	(549.1)	-6.6%	(131.8)	(80.5)	63.8%	0.0	(6.2)	-100.0%	(644.8)	(635.8)	1.4%	(121.5)	(109.9)	10.6%	(766.3)	(745.7)	2.8%
EBITDA	2,500.0	2,425.0	3.1%	245.9	188.7	30.3%	69.7	56.0	24.4%	2,815.6	2,669.7	5.5%	256.9	134.8	90.6%	3,072.5	2,804.6	9.6%
% of Total EBITDA	81.4%	86.5%		8.0%	6.7%		2.3%	2.0%		91.6%	95.2%		8.4%	4.8%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-40.9%	-40.3%		-66.6%	-65.8%		-62.1%	-53.0%		-45.9%	-45.1%		-51.1%	-59.2%		-46.6%	-46.8%
Gross Profit	59.1%	59.7%		33.4%	34.2%		37.9%	47.0%		54.1%	54.9%		48.9%	40.8%		53.4%	53.2%
SG&A	-26.6%	-25.8%		-24.8%	-25.4%		-1.4%	-14.6%		-25.6%	-25.5%		-35.9%	-38.2%		-26.9%	-27.0%
EBIT	32.5%	33.8%		8.6%	8.8%		36.5%	32.4%		28.4%	29.4%		12.9%	2.6%		26.6%	26.1%
Depr. & Amort.	-8.4%	-9.9%		-9.9%	-6.6%		0.0%	-4.1%		-8.4%	-9.2%		-11.6%	-11.6%		-8.8%	-9.5%
EBITDA	40.9%	43.7%		18.5%	15.4%		36.5%	36.5%		36.9%	38.5%		24.6%	14.2%		35.4%	35.6%
Per Hectoliter (R$/hl)
Net Sales	110.7	95.6	15.7%	70.9	62.6	13.3%				103.1	89.2	15.6%	102.0	100.6	1.4%	103.0	90.5	13.9%
COGS	(45.3)	(38.6)	17.5%	(47.2)	(41.2)	14.6%				(47.4)	(40.3)	17.7%	(52.2)	(59.5)	-12.4%	(48.0)	(42.4)	13.2%
Gross Profit	65.3	57.0	14.5%	23.7	21.4	10.7%				55.7	49.0	13.9%	49.9	41.1	21.4%	55.0	48.1	14.4%
SG&A	(29.4)	(24.7)	18.9%	(17.6)	(15.9)	10.9%				(26.4)	(22.8)	16.1%	(36.7)	(38.4)	-4.6%	(27.7)	(24.5)	13.2%
EBIT	36.0	32.3	11.2%	6.1	5.5	10.1%				29.3	26.2	11.9%	13.2	2.6	398.7%	27.4	23.6	15.7%
Depr. & Amort.	(9.3)	(9.5)	-1.9%	(7.0)	(4.1)	71.1%				(8.7)	(8.2)	6.3%	(11.9)	(11.7)	1.7%	(9.1)	(8.6)	6.1%
EBITDA	45.2	41.8	8.2%	13.1	9.6	36.1%				38.0	34.4	10.6%	25.1	14.3	75.2%	36.4	32.2	13.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1) Figures for AmBev Brazil are pro-forma for 2002 and 2003, and consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for International Operations are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Peru and Ecuador. Numbers for 2002 are pro-forma.
(3) Figures for AmBev Consolidated consist of AmBev Brazil + International Operations. Figures for 2002 are pro-forma.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	Pro Forma 4Q03	Pro Forma 4Q02%		4Q03	Pro Forma 4Q02%

Net Sales	2,384,866	2,300,991	3.6%	2,809,901	2,641,573	6.4%
Cost of Goods Sold	(985,857)	(929,885)	6.0%	(1,182,224)	(1,114,243)	6.1%
Gross Profit	1,399,009	1,371,106	2.0%	1,627,677	1,527,330	6.6%
Gross Margin (%)	58.7%	59.6%		57.9%	57.8%

Selling and Marketing Expenses	(252,374)	(143,849)	75.4%	(333,209)	(212,145)	57.1%
% of sales	10.6%	6.3%		11.9%	8.0%
Direct Distribution Expenses	(190,350)	(133,323)	42.8%	(201,188)	(143,896)	39.8%
% of sales	8.0%	5.8%		7.2%	5.4%
General & Administrative	(91,473)	(87,111)	5.0%	(115,031)	(112,684)	2.1%
% of sales	3.8%	3.8%		4.1%	4.3%
Depreciation & Amortization	(107,389)	(92,802)	15.7%	(117,783)	(100,809)	16.8%
Total SG&A	(641,587)	(457,085)	40.4%	(767,211)	(569,535)	34.7%
% of sales	26.9%	19.9%		27.3%	21.6%

EBIT	757,422	914,021	-17.1%	860,466	957,796	-10.2%
% of sales	31.8%	39.7%		30.6%	36.3%

Provisions, Net	(105,315)	(41,795)	152.0%	(61,469)
Other Operating (Expense)	(29,432)	(20,737)	41. 9%	(37,176)
Equity Income	-	-	n.m.	(1,849)
Interest Expense	(233,400)	(271,475)	-14.0%	(250,804)
Interest Income	48,691	346,180	-85.9%	46,517
Net Interest Income (Expense)	(184,709)	74,705	n.m.	(204,287)
Non-Operating Income (Expense)	(81,763)	(10,881)	651.5%	(89,542)
Income Before Taxes	356,203	915,314	-61.1%	466,143
Provision for Income Tax/Social Contrib.	(64,180)	(411,648)	-84.4%	(31,901)
Profit Sharing & Bonuses	17,091	(81,828)	n.m.	7,714
Minority Interest	(1,032)	(8,073)	-87.2%	(8,216)

Net Income	308,083	413,765	-25.5%	433,741
% of sales	12.9%	18.0%		15.4%

Depreciation and Amortization	172,819	162,481	6.4%	206,101	193,511	6.5%
EBITDA	930,241	1,076,502	-13.6%	1,066,567	1,151,307	-7.4%
% of sales	39.0%	46.8%		38.0%	43.6%

Notes: Figures for AmBev Brazil are pro-forma for 4Q02 and 4Q03, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro-forma for 4Q02.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	Pro Forma 2003	Pro Forma 2002%		4Q03	Pro Forma 2002%

Net Sales	7,637,685	6,929,015	10.2%	8,683,767	7,877,383	10.2%
Cost of Goods Sold	(3,509,433)	(3,127,615)	12.2%	(4,044,179)	(3,688,755)	9.6%
Gross Profit	4,128,252	3,801,400	8.6%	4,639,588	4,188,628	10.8%
Gross Margin (%)	54.1%	54.9%		53.4%	53.2%

Selling and Marketing Expenses	(627,938)	(628,453)	-0.1%	(847,093)	(838,758)	1.0%
% of sales	8.2%	9.1%		9.8%	10.6%
Direct Distribution Expenses	(605,176)	(473,712)	27.8%	(648,579)	(514,069)	26.2%
% of sales	7.9%	6.8%		7.5%	6.5%
General & Administrative	(351,556)	(346,395)	1.5%	(417,860)	(419,670)	-0.4%
% of sales	4.6%	5.0%		4.8%	5.3%
Depreciation & Amortization	(372,856)	(318,973)	16.9%	(419,987)	(357,308)	17.5%
Total SG&A	(1,957,526)	(1,767,533)	10.7%	(2,333,520)	(2,129,805)	9.6%
% of sales	25.6%	25.5%		26.9%	27.0%

EBIT	2,170,725	2,033,867	6.7%	2,306,068	2,058,823	12.0%
% of sales	28.4%	29.4%		26.6%	26.1%

Provisions, Net	(231,793)	(156,466)	48.1%	(187,947)
Other Operating (Expense)	(230,702)	230,261	n.m.	(240,127)
Equity Income	0	106	n.m.	(6,244)
Interest Expense	(446,728)	(3,135,116)	-85.8%	(508,714)
Interest Income	554,457	2,506,694	-77.9%	601,824
Net Interest Income (Expense)	107,729	(628,422)	n.m.	93,110
Non-Operating Income (Expense)	(80,418)	(53,963)	49.0%	(100,665)
Income Before Taxes	1,735,541	1,425,383	21.8%	1,864,195
Provision for Income Tax/Social Contrib.	(453,584)	280,979	n.m.	(426,089)
Profit Sharing & Bonuses	(14,296)	(125,039)	-88.6%	(23,673)
Minority Interest	5,636	47,353	-88.1%	(2,864)

Net Income	1,273,297	1,628,676	-21.8%	1,411,569
% of sales	16.7%	23.5%		16.3%

Depreciation and Amortization	644,833	635,877	1.4%	766,340	745,735	2.8%
EBITDA	2,815,558	2,669,743	5.5%	3,072,408	2,804,558	9.6%
% of sales	36.9%	38.5%		35.4%	35.6%

Notes: Figures for AmBev Brazil are pro-forma for 2002 and 2003, and consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + International Operations, and are pro-forma for 2002.

CONSOLIDATED BALANCE SHEET

	AmBev Brazil		AmBev Consolidated

Corporate Law R$ 000	Pro Forma Dec 2003	Pro Forma Sep 2002	Dec 2003	Sep 2002

ASSETS
Cash	1,135,531	1,965,363	1,196,103	2,015,785
Marketable Securities	1,180,398	1,012,260	1,337,783	1,191,129
Non-realized gains with Derivatives	259,000	205,612	259,000	205,612
Accounts Receivable	612,685	363,385	725,715	408,605
Inventory	774,033	683,239	954,611	795,115
Recoverable Taxes	729,994	551,866	771,327	571,331
Accounts in Advance	13,584	9,885	17,837	10,544
Prepaid Expenses	119,205	86,085	119,353	86,581
Other	65,147	153,888	118,743	183,850

Total Current Assets	4,889,577	5,031,584	5,500,473	5,468,552

Recoverable Taxes	2,042,029	2,026,285	2,180,189	2,107,155
Receivable from Employees/Financed Shares	234,677	259,173	234,677	259,173
Deposits/Other	687,235	647,823	777,775	656,442

Total Long-Term Assets	2,963,940	2,933,281	3,192,641	3,022,770

Investments	2,242,021	2,231,410	1,711,374	1,827,445
Property, Plant & Equipment	3,025,861	3,042,724	4,166,305	3,819,983
Deferred	203,853	84,976	259,327	115,059

Total Permanent Assets	5,471,735	5,359,109	6,137,006	5,762,487

TOTAL ASSETS	13,325,253	13,323,975	14,830,119	14,253,809

LIABILITIES
Short-Term Debt	1,598,206	1,787,486	1,976,059	1,914,271
Accounts Payable	562,294	348,519	800,483	478,758
Sales & Other Taxes Payable	692,899	289,896	758,255	305,061
Dividend Payable	293,851	844,849	293,851	844,849
Salaries & Profit Sharing Payable	80,499	140,707	105,645	145,816
Income Tax, Social Contribution, & Other	529,582	481,843	543,091	521,862
Other	196,774	170,207	242,612	196,526

Total Current Liabilities	3,954,104	4,063,506	4,719,997	4,407,142

Long-Term Debt	3,629,559	3,734,399	4,004,335	4,121,468
Income Tax & Social Contribution	22,453	22,452	26,161	25,369
Deferred Sales Tax (ICMS)	235,188	229,664	235,188	229,664
Provision for Contingencies	1,202,353	1,116,187	1,232,875	1,205,803
Pension Funds Provision	72,893	49,254	72,893	49,254
Other	1,785	5,531	34,019	25,181

Total Long-Term Liabilities	5,164,231	5,157,487	5,605,472	5,656,739

TOTAL LIABILITIES	9,118,335	9,220,993	10,325,468	10,063,881

MINORITY INTEREST	112,284	81,220	196,434	142,884

Paid in Capital	3,051,951	3,118,172	3,124,059	3,124,059
Reserves and Treasury shares	1,042,683	726,615	1,184,158	783,202
Retained Earnings	-	176,974	-	139,784

SHAREHOLDERS'EQUITY	4,094,634	4,021,761	4,308,217	4,047,044

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	13,325,253	13,323,975	14,830,119	14,253,809

Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ 000	Ambev Consolidated 2003

Cash Flows from Operating Activities
Net income	1,411,570
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	766,338
Contingencies and liabilites associated with
tax disputes, including interest	187,946
Financial charges on contingencies	59,776
(Gain) loss on disposal of PP&E, net	41,337
Financial charges on stock option plan	(47,685)
Discount in debt settlement	(16,572)
Financial charges on taxes and contributions	(43,459)
Equity income	6,244
Financial charges on long-term debt	(40,102)
Provision for losses in inventory and other assets	64,565
Deferred income tax (benefit) expense	(198,347)
Foreign exchange holding effect on assets abroad	203,504
Forex variations and unrealized gains on marketable securities	183,261
Gains on participation on related companies	33,262
Amortization of goodwill	252,394
Minority interest	2,865
(Increase) decrease in assets
Trade accounts receivable	(12,761)
Sales taxes recoverable	(253,204)
Inventories	(48,634)
Prepaid expenses	(63,435)
Receivables and other	(159,752)
(Decrease) increase in liabilites
Suppliers	(14,140)
Payroll, profit sharing and related charges	(86,370)
Income tax, social contribution, and other taxes payable	491,380
Cash used for contingencies and legal proceedings	(104,918)
Other	(87,442

Net Cash Provided by Operating Activities	2,527,621

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	32,437
Marketable securities withdrawn	423,080
Collateral securities and deposits	228,591
Investments in afffiliated companies	(1,745,313)
Property, plant and equipment	(862,226)
Payment for deferred asset	(91 238

Net Cash Provided (Used) in Investing Activities	(2,014,669)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	130,252
Dividends, interest distribution and capital decrease paid	(1,026,889)
Repurchase of shares in treasury	(308,472)
Increase in debt	3,359,197
Payment of debt	(2,510,130)
Increase in paid-in capital/Variation in minority interest	9363

Net Cash Provided (Used) in Financing Activities	(346,679)

Foreign Exchange Variations on Cash	(101,731)

Subtotal	64,542

Cash and cash equivalents, beginning of period	1,131,561
Cash and cash equivalents, end of period	1,196,103
Net increase in cash and cash equivalents	64,542

Note: Figures for AmBev Consolidated consist of AmBev Brazil + International Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.